Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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September 24, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Triplecrown Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 17, 2007

File No. 333-144523

Dear Mr. Reynolds:

On behalf of Triplecrown Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 12, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Pradip Bhaumik. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that in addition to the revisions made to the Registration Statement in response to the Staff’s comments, the Company and underwriters have determined to make the following changes to the structure of the units being offered: (i) each unit will consist of one share of common stock and one warrant entitling the holder to purchase one share of common stock (as opposed to each unit consisting of one share of common stock and one third of one warrant with each whole warrant entitling the holder to purchase one share of common stock); (ii) the warrants included within the unit will have an exercise price of $7.50 per share (as opposed to $7.00 per share); and (iii) the warrants will be redeemable by the Company if the last sale price of the common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period (as opposed to the warrants being redeemable by the Company if the last sale price of the common stock equals or exceeds $16.70 per share for any 20 trading days within a 30 trading day period). Additionally, Eric J. Watson and Jonathan J. Ledecky will now be

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September 24, 2007

purchasing 5,000,000 warrants at a price of $1.00 per share (as opposed to 3,333,333 warrants at a price of $1.50 per share) in the private placement that will occur simultaneously with the consummation of the offering.

General

1.	Please note that the company (not counsel) needs to provide the Tandy representations requested by us in the closing part of our previous letter before the registration statement can be declared effective.

Duly noted. The Company will provide the Tandy representations requested by the Staff in its request for acceleration of the Registration Statement.

2.	We note your response to our prior comment two. Please disclose whether the value of the offering was determined partly because it was considered to be the maximum amount the company and the underwriters believed to be successfully received given market conditions, the company’s industry and management, the size of IPOs of other SPACs, and other identified factors. If not, explain why the company and the underwriters did not consider those factors.

We have revised the disclosure on page 16 of the Registration Statement as requested.

3.	We note your response to our prior comment five. Please clarify on pages three and 49 that there is no limitation on your ability to incur debt or issue securities in order to acquire a target for a consideration that exceeds 80% of the balance in the trust account.

We have revised the disclosure on pages 3 and 49 of the Registration Statement as requested.

4.	We note your response to our prior comment 10. On pages 14-15, 22, and 60, please confirm whether Messrs. Watson and Ledecky have agreed to be personally liable for all monies owed by the company to any party with the sole exception of the payees who have executed trust fund waivers.

As indicated in the above-referenced pages of the Registration Statement, Messrs. Watson and Ledecky are personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company, but only if such a vendor or prospective target business does not execute an agreement waiving any claims they may have to the funds in the trust account. Accordingly, if a claim brought by a target business or vendor or other entity did not exceed the amount of funds available to the Company outside of the trust account or available to be released to it from interest earned on the trust account balance, Messrs. Watson and Ledecky would not have any personal obligation to indemnify such claims as they would be paid from such available funds. However, if a claim

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exceeded such amounts, the only exception to the obligations of Messrs. Watson and Ledecky to pay such claim would be if the party executed a waiver agreement. We have revised the disclosure on pages 15, 22 and 60 of the Registration Statement to clarify the foregoing.

5.	We note your response to our prior comment 43. On pages 10 and 61, please clarify whether your amended and restated certificate of incorporation requires you to obtain the consent of a specific percentage of IPO shareholders to amend the provisions relating to the dissolution of the company and the distribution of the trust fund. If not, state so. We reissue the comment in part.

We have revised the disclosure on pages 10 and 61 of the Registration Statement as requested.

6.	On pages 12, 54, 73, and 76, you state that you “will not consummate a business combination with any target business affiliated with any of [y]our officers, directors, or founders, including an entity that is either a portfolio of, or has received material financial investment from any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals.” Please disclose whether you will acquire companies in which your officers, directors, founders, or their affiliates are currently passive investors, companies of which your officers, directors, founders, or their affiliates are currently officers or directors, or companies in which your officers, directors, founders, or their affiliates are currently invested through an investment vehicle controlled by them. If so, specify whether you would obtain an opinion from an independent investment banking firm on which your shareholders will be able to rely to the effect that such business combination is fair to your unaffiliated shareholders from a financial point of view.

We have revised the disclosure on pages 12, 54, 73 and 76 of the Registration Statement as requested.

Summary, page 1

7.	We note your response to our prior comment 16. You include an embedded list of the different types of support services that your target business may provide. However, the qualifying phrase “but not limited to” is confusing. Please delete this phrase or revise to clarify its scope. You may add to the list here and on page 50 other germane support services for financial services companies, if appropriate.

We have revised the disclosure on pages 1 and 50 of the Registration Statement to delete the above-referenced phrase as requested.

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September 24, 2007

8.	We note your response to our prior comment 13. Please state on page two, if true, that you will acquire a majority of the voting securities (instead of “not less than 50%”) of the target business.

We have revised the disclosure on pages 2 and 55 of the Registration Statement to indicate that the Company will always acquire a controlling interest in a target business (meaning more than 50% of the voting securities of the target business).

9.	In addition, please revise to clarify whether the majority of voting securities you acquire must be those of the combined company. For example, could you acquire a majority of the equity of a target and issue 51% of your equity to the owners of the target, such that all Triplecrown insider and public shareholders represent a minority of the combined company? We note that the risk factor on page 25 indicates that a business combination may involve a change in control. We may have further comment.

We believe the above-referenced disclosure is clear in that the Company will always acquire a controlling interest in the target business. Furthermore, we currently indicate on page 3 of the Registration Statement:

“If we issue securities in order to consummate a business combination, our shareholders could end up owning a minority of the combined company as there is no requirement that our shareholders own a certain percentage of our company after our business combination.”

Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

Risk Factors, page 18

Our key personnel may negotiate employment or consulting agreements…, page 26

10.	We note your response to our prior comment 26. Please clarify whether the company will seek to retain its officers and directors in the combined company, even though such retention may not be “the determining factor” in its decision whether to proceed with a business combination.

As indicated in the risk factor titled “Our ability to successfully effect a business combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel, some of whom may join us following a business combination,” the role of the Company’s key personnel in the target business cannot be presently ascertained. Accordingly, after evaluating the Staff’s comment, we have revised the disclosure on page 26 of the Registration Statement to remove the above-referenced language as it was ameliorating and confusing.

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September 24, 2007

Use of Proceeds, page 40

11.	We note your response to our prior comment 31. Please discuss the contingencies in which the dollar amount of expenses allocated to stated uses of proceeds may change, and disclose the maximum dollar amount, if applicable, you may spend over such uses due to contingencies.

Footnote 4 on page 41 currently indicates as follows:

“Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring a business combination based upon the level of complexity of that business combination. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would be deducted from our excess working capital.”

Accordingly, we have previously set forth the type of contingency that would require the Company to reallocate expenses as well as the fact that the maximum amount that could be reallocated would be the funds reserved for excess working capital. We therefore do not believe any revision to the disclosure in the Registration Statement is necessary.

Management’s Discussion and Analysis, page-4 7

12.	We note your response to our prior comment 32. Since you intend to acquire an operating business in the financial services industry, you need to discuss any known trends, uncertainties, and risks pertaining to that industry, for example, including but not limited to, certain risks related to the financial services industry that you have discussed from page 34 onward in the Risk Factors section. As another non-exclusive example of subjects that may be appropriate to address, it appears that recent negative trends in the subprime market may have repercussions for the financial services industry generally. We reissue the comment.

We have revised the disclosure on page 48 of the Registration Statement as requested.

13.	We note your response to prior comment 36. With a view to disclosure, advise us of your belief regarding a standard finder’s fee, assuming a transaction of approximately $400 million. Would such a fee be covered by one of the existing line-items on page 40? We may have further comment.

There is no amount that would be considered a “standard” finder’s fee. Instead, such fees are simply negotiated amounts between the parties. We have revised the disclosure on page 53 of the Registration Statement to clarify the foregoing. It is likely that such a fee in a transaction of approximately $400 million would exceed the funds covered by the line items in the Use of Proceeds section. However, because the payment of such fee is customarily tied to completion of a transaction, it will likely be paid out of the funds held in the trust account upon completion of the business combination. We already indicate the foregoing on page 53 of the Registration Statement.

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September 24, 2007

14.	Please revise page 53 to quantify the approximate amount that Messrs. Watson and Ledecky “currently foresee or expect” would be required under the indemnification obligations.

We have revised the disclosure on page 53 of the Registration Statement as requested.

Fair market value of target business or businesses, page 55

15.	You state that if your directors cannot independently determine the fair market value of a target business, you will obtain an opinion from an investment banking firm. Please revise to state further that, in these circumstances, you will obtain an opinion on which shareholders will be able to rely. Alternatively, if the investment bank and the company would believe that shareholders will not be able to rely on the opinion, you would include disclosure in the proxy statement providing support for that belief. Also, revise to address whether and why you believe that obtaining such an opinion, given your belief that stockholders would not be able to rely on it, would provide any protections for stockholders in the event you propose an affiliated transaction.

We have revised the disclosure on page 55 of the Registration Statement as requested.

16.	We note your response to prior comment 38. Please revise to address the estimated cost to an investor who must tender or deliver a certificate to the transfer agent, including estimated costs if held through discount brokerages.

We have revised the disclosure on page 58 of the Registration Statement as requested.

17.	Your disclosure suggests that tendering may be accomplished in a matter of hours. Please revise to address the bases for this assumption and disclose the estimated time it would take a brokerage, including a discount brokerage, to receive, process, and execute a shareholder’s request.

The basis for this belief is information provided to the Company’s advisors by various transfer agents and broker-dealers. However, because the Company does not have control over this process, it could take longer than anticipated. Accordingly, the Company will only require stockholders to deliver their certificates prior to the vote if it gives stockholders at least two weeks between the mailing of the proxy solicitation materials and the meeting date. We have revised the disclosure on page 57 of the Registration Statement to clarify the foregoing. This time period will be sufficient regardless of what type of broker a stockholder is using.

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September 24, 2007

Management, page 66

18.	We note your response to our prior comment 44. It is not clear whether Mr. Watson, who founded Cullen Investments Limited in 1998, held any position with that company between September 2003 (when he was a director of Pacific Retail Group) and July 2005 (when he became the chairman and treasurer of Endeavor Acquisition Corp.). We reissue the comment.

We have revised the disclosure on page 66 of the Registration Statement to clarify that Mr. Watson has been chairman of Cullen Investments Limited since 1995.

Executive Officer and Director Compensation, page 72

19.	We note your response to our prior comment 45. We do not find the responsive disclosure. We reissue the comment.

We have revised the disclosure on page 72 of the Registration Statement in response to prior comment 45 as requested.

Conflicts of Interest, page 74

20.	Where you state that your officers and directors have contractual and fiduciary obligations to other companies that may cause them to have conflicts of interests, please revise to clearly state, if true, that obligations to affiliated companies take priority over you, and that opportunities attractive to you and to affiliated companies must first be presented to affiliated companies.

We currently disclose on pages 74 and 75 as follows:

“As a result of their affiliations with Endeavor Acquisition Corp., each of Messrs. Watson, Ledecky, Hersov, Mathias, Roberts and Nussbaum and Ms. Kennedy have pre-existing contractual and fiduciary obligations that may cause them to have conflicts of interest in determining to which entity they present a specific business opportunity. If the business combination between Endeavor Acquisition Corp. and American Apparel fails for any reason, our principals would have a pre-existing fiduciary obligation to Endeavor Acquisition Corp. and would be required to offer it all suitable business opportunities prior to offering them to us. Notwithstanding the foregoing, Endeavor Acquisition Corp. will not have time to complete a different business combination if the transaction with American Apparel fails. Accordingly, we do not believe there is an actual conflict of interest in this case. However, if any of Messrs. Watson, Ledecky, Hersov, Mathias, Roberts or Nussbaum or Ms. Kennedy continue to serve as a director of Endeavor Acquisition Corp. following the acquisition with American Apparel, they will have pre-existing fiduciary obligations to it and will offer it all suitable business opportunities in the apparel industry prior to offering them to us.

Robert B. Hersov has a pre-existing contractual and fiduciary obligation to Shine Media Acquisition Corp. Accordingly, he must offer it all suitable business opportunities prior to offering them to us. Therefore, in such event, he may not present to us opportunities that otherwise may be attractive to Shine Media unless it has declined to accept such opportunities. However, because of the specific focus of Shine Media, we do not anticipate that Mr. Hersov’s being a director of Shine Media will create any actual conflicts.

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September 24, 2007

Each of Messrs. Watson, Ledecky, Hersov, Mathias, Roberts, Nussbaum and Solomon and Ms. Kennedy has a pre-existing contractual and fiduciary obligation to Victory Acquisition Corp. Accordingly, each must offer it all suitable business opportunities prior to offering them to us. Therefore, in such event, they may not present to us opportunities that otherwise may be attractive to Victory Acquisition Corp. unless it has declined to accept such opportunities. However, because Victory Acquisition Corp. is prohibited from acquiring a company in the financial services industry, we do not anticipate that any affiliation with Victory Acquisition Corp. will create any actual conflicts.

Eric J. Watson is the chairman of Cullen Investments Limited, a private investment company. Edward J. Mathias is a managing director of The Carlyle Group and presently serves as an Investment Committee member for a number of Carlyle’s partnerships. These entities may in the future seek to acquire a business that is suitable for our company to acquire. Accordingly, such individuals must honor their pre-existing fiduciary duties to such entities and present potential target businesses to them prior to presenting them to us. However, with respect to Cullen Investments, the types of businesses that such entity typically focuses on are not the same types of companies that we will be looking at in terms of size and scope. Accordingly, we believe that any potential conflicts of interest with respect to Mr. Watson will be minimal.

Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Eric J. Watson

Jonathan J. Ledecky